EXHIBIT 3.4

SUNSTONE HOTEL INVESTORS, INC.

SECOND AMENDMENT TO THE AMENDED AND RESTATED BYLAWS

THIS SECOND AMENDMENT, to the Amended and Restated Bylaws (the “Bylaws”) of Sunstone Hotel Investors, Inc., a Maryland corporation (the “Corporation”), was adopted and approved by the Board of Directors of the Corporation on February 13, 2015. In accordance with Article XIV of the Bylaws, this Second Amendment is effective as of February 13, 2015.

Article XIV of the Bylaws is hereby deleted in its entirety and the following is hereby substituted therefor:

“Except as otherwise provided in Sections 2.14 and 2.15 hereof, these Bylaws may be amended, altered,  repealed or rescinded (a)  by the Board of Directors or (b)  by the stockholders, by the affirmative vote of a majority of all the votes entitled to be cast generally in the election of directors.”